SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.       )


(Name of Issuer) eHi Car Services Limited

(Title of Class of Securities) 	American depositary shares,
				each represents two Class A Common Shares, par value $0.001 per share

(CUSIP Number) 26853A100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

Greenwoods Asset Management Limited
Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111 Cayman Islands, British West Indies
+86 21 20830300

(Date of Event Which Requires Filing of this Statement)
March 11, 2015


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
[x]





CUSIP No. 26853A100











1.

NAMES OF REPORTING PERSONS:
GREENWOODS ASSET MANAGEMENT LIMITED.


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
a.  [ ]        b.   [X]


3.

SEC USE ONLY:


4.

SOURCE OF FUNDS (See Instructions): OO


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d)  [ ]
2(e)  [ ]


6.

CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



7.
SOLE VOTING POWER:0 shares




8.

SHARED VOTING POWER:
3,157,045 ADSs, which represent 6,314,090 Class A Common

 Shares

9.

SOLE DISPOSITIVE POWER:0 shares




10.

SHARED DISPOSITIVE POWER:
3,157,045 ADSs, which represent 6,314,090 Class A Common

 Shares


11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
3,157,045 ADSs, which represent 6,314,090 Class A Common

 Shares


12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):21.5%


14.

TYPE OF REPORTING PERSON (See Instructions): IA





CUSIP No. 26853A100



1.

NAMES OF REPORTING PERSONS:
GREENWOODS ASSET MANAGEMENT HOLDINGS LIMITED.


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
a.  [ ]        b.   [X]


3.

SEC USE ONLY:


4.

SOURCE OF FUNDS (See Instructions): OO


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d)  [ ]
2(e)  [ ]


6.

CITIZENSHIP OR PLACE OF ORGANIZATION: BRITISH VIRGIN ISLANDS


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



7.
SOLE VOTING POWER:0 shares




8.

SHARED VOTING POWER:
3,157,045 ADSs, which represent 6,314,090 Class A Common

 Shares

9.

SOLE DISPOSITIVE POWER:0 shares




10.

SHARED DISPOSITIVE POWER:
3,157,045 ADSs, which represent 6,314,090 Class A Common

 Shares


11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
3,157,045 ADSs, which represent 6,314,090 Class A Common

 Shares


12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):21.5%


14.

TYPE OF REPORTING PERSON (See Instructions): HC


CUSIP No. 26853A100



1.

NAMES OF REPORTING PERSONS:
UNIQUE ELEMENT GROUP


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
a.  [ ]        b.   [X]


3.

SEC USE ONLY:


4.

SOURCE OF FUNDS (See Instructions): OO


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d)  [ ]
2(e)  [ ]


6.

CITIZENSHIP OR PLACE OF ORGANIZATION: BRITISH VIRGIN ISLANDS


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



7.
SOLE VOTING POWER:0 shares




8.

SHARED VOTING POWER:
3,157,045 ADSs, which represent 6,314,090 Class A Common

 Shares

9.

SOLE DISPOSITIVE POWER:0 shares




10.

SHARED DISPOSITIVE POWER:
3,157,045 ADSs, which represent 6,314,090 Class A Common

 Shares


11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
3,157,045 ADSs, which represent 6,314,090 Class A Common

 Shares


12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):21.5%


14.

TYPE OF REPORTING PERSON (See Instructions): HC


CUSIP No. 26853A100



1.

NAMES OF REPORTING PERSONS:
JINZHI JIANG


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
a.  [ ]        b.   [X]


3.

SEC USE ONLY:


4.

SOURCE OF FUNDS (See Instructions): OO


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d)  [ ]
2(e)  [ ]


6.

CITIZENSHIP OR PLACE OF ORGANIZATION: People's Republic of China


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



7.
SOLE VOTING POWER:0 shares




8.

SHARED VOTING POWER:
3,157,045 ADSs, which represent 6,314,090 Class A Common

 Shares

9.

SOLE DISPOSITIVE POWER:0 shares




10.

SHARED DISPOSITIVE POWER:
3,157,045 ADSs, which represent 6,314,090 Class A Common

 Shares


11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
3,157,045 ADSs, which represent 6,314,090 Class A Common

 Shares


12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):21.5%


14.

TYPE OF REPORTING PERSON (See Instructions): HC/IN

ITEM 1.
SECURITY AND ISSUER


This Schedule 13D relates to the Class A Common Shares of eHi Car Services Limited, a company organized under the laws of the Cayman Islands
(the "Issuer"). The address of the principal executive offices of the Issuer is Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road,
Shanghai, 200062, People's Republic of China.

ITEM 2.
IDENTITY AND BACKGROUND



This Schedule 13D is filed by Greenwoods Asset Management Limited, an exempted Cayman Islands company ("Greenwoods" or the "Reporting Person"). The principal business of Greenwoods is investment management and its business address is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111
Cayman Islands, British West Indies; and Mr. Jinzhi Jiang is the CEO and CIO of Greenwoods; and Mr. Kwai Lun Ho is the Head of Compliance of Greenwoods. Greenwoods is the Manager of Golden China Master Fund and Greenwoods China Alpha Master Fund. Greenwoods Asset Management Holdings Company is a British Virgin Islands ("BVI") company which is the Holding company of Greenwoods Asset Management Limited. Unique Element Corp is a BVI company which is the major shareholding company of Greenwoods Asset Management Holdings Limited. Mr. Jinzhi Jiang, CEO and CIO of Greenwoods, is the owner of Unique Element Corp.


None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.
SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In connection with the Issuer's initial public offering of American Depositary Shares, each representing two Class A Common Shares, par value $0.001 per share (the "IPO"), on November 17, 2014, Greenwoods used cash on-hand of
Golden China Master Fund and Greenwoods China Alpha Master Fund to purchase an aggregate of 2,200,000 American Depositary Shares, which represent 4,400,000 Class A Common Shares with a total consideration of $26,400,000. Subsequent market purchases in ADSs were done during the period from December 12,2014 to March 11 2015 with a total of 957,045 shares.


ITEM 4.
PURPOSE OF TRANSACTION

T
he Reporting Persons acquired the ADSs, each represents two Class A Common Shares, reported in this Schedule 13D for investment purposes only.

None of the Reporting Persons has any current plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs
(a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Subject to the rights and restrictions described in Item 6 below, the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.
INTEREST IN SECURITIES OF THE ISSUER



As the Manager of Golden China Master Fund and Greenwoods China Alpha
Master Fund, Greenwoods is hereby deemed to be the beneficial owner of , and to control the voting power of, (i) 2,520,000 ADSs held by Golden China Master Fund, which represents 5,040,000 Class A Common Shares of the Issuer and approximately 17.2% of the outstanding Class A common shares, and (ii) 637,045 ADSs held by Greenwoods China Alpha Master Fund, which represents 1,274,090 Class A Common Shares of the Issuer and 4.3% of the outstanding Class A common shares.


In the past 60 days, Greenwoods has effected the following transactions:





















Transaction Date
     02/12/2015

Effecting Person(s)


Greenwoods

Shares Acquired


    28,500 ADSs, each represent 57,000 Class A
		     Common Shares, par value $0.001 per share


Shares Disposed


	  0

Price Per Share




$
10.2951

Description of Transaction
   Open Market purchase





















Transaction Date
     03/11/2015

Effecting Person(s)


Greenwoods

Shares Acquired


    673,545ADSs, each represent 1,347,090 Class A
		     Common Shares, par value $0.001 per share


Shares Disposed


	   0

Price Per Share




$
8.0000

Description of Transaction
   Open Market purchase


ITEM 6.
CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


Nil.



ITEM 7.
MATERIAL TO BE FILED AS EXHIBITS


Exhibit A 	Transactions in American Depositary Shares by
          	Greenwoods for and on behalf of funds under its management since the first acquisition via Initial Public Offering.



After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GREENWOODS ASSET MANAGEMENT LIMITED

Dated: March 17, 2015

By

/s/ Kwai Lun Ho

Name: Kwai Lun Ho

Title: Head of Compliance



Exhibit A:
Trade Date     B/S	Qty of ADSs	Price($)	Consideration($)
18-Nov-14	B	2,200,000	12.00		26,400,000
12-Dec-14	B	55,000		9.1136		501,248
15-Dec-14	B	200,000		8.9826		1,796,520
12-Feb-15	B	28,500		10.2951		293,410
11-Mar-15	B	673,545		8.00		5,388,360